Exhibit 99.1

Lufax Holding Ltd Successfully Listed on the Main Board of The Stock Exchange of Hong Kong

SHANGHAI, China, April 14, 2023 – Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU), a leading financial services enabler for small business owners in China, today announced that it has successfully listed, by way of introduction, its ordinary shares (the “Shares”) on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKEX”). The Shares are traded on the Main Board of the HKEX under the stock code “6623” in board lots of 100 Shares, and the stock short name is “LUFAX”. The Company’s American depositary shares (the “ADSs”), every two representing one Share, will continue to be primarily listed and traded on the New York Stock Exchange (the “NYSE”). The Shares listed on the Main Board of the HKEX are fully fungible with the ADSs listed on the NYSE.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. The Company offers tailor-made financing products to small business owners and other high-quality borrowers to address their large unmet needs. In doing so, the Company has established relationships with over 550 financial institutions in China, many of which have worked with the Company for over three years. These financial institutions provide funding and credit enhancement for the loans the Company enables as well as other products to enrich the small business owner ecosystem that the Company is creating.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

1